Exhibit 12

WAL-MART STORES, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year Ended
	April 30, 2004	April 30, 2003	2004	2003	2002	2001	2000
Income from continuing operations before income taxes and minority interest	$3,397	$2,878	$14,193	$12,368	$10,396	$9,783	$9,110
Capitalized interest	(30)	(31)	(144)	(124)	(130)	(93)	(57)
Minority interest	(42)	(42)	(214)	(193)	(183)	(129)	(170)

Adjusted income from continuing operations before income taxes	3,325	2,805	13,835	12,051	10,083	9,561	8,883 *

Fixed Charges:
Interest **	336	327	1,196	1,372	1,530	1,522	1,180
Interest component of rent	77	73	306	318	289	245	212

Total fixed charges	413	400	1,502	1,690	1,819	1,767	1,392

Income from continuing operations before income taxes and fixed charges	$3,738	$3,205	$15,337	$13,741	$11,902	$11,328	$10,275

Ratio of earnings to fixed charges	9.05	8.01	10.21	8.13	6.54	6.41	7.38

*	Does not include the cumulative effect of accounting change recorded by the Company in fiscal 2000.
**	Includes interest on debt, capital leases, debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impacts of McLane as a discontinued operation have been removed for all periods presented.